May 6, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	TransCode Therapeutics, Inc.
Registration Statement on Form S-1
File No. No. 333-253599

Withdrawal of Prior Acceleration Request

&

Acceleration Request
	Requested Date:	May 10, 2021
	Requested Time:	5:00 p.m. Eastern Time (US)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on April 23, 2021, in which we requested the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 5:00 p.m. Eastern time, on April 27, 2021. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement, as amended.

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended, we, as representative of the underwriters, hereby join in the request of TransCode Therapeutics, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time (US), on May 10, 2021, or at such later time as the Company or its outside counsel, Goodwin Procter LLP, may request via a telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus dated May 3, 2021 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as representative of the several underwriters, has complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

THINKEQUITY
a division of Fordham Financial Management, Inc.

By:	/s/ Kevin Mangan
Name:	Kevin Mangan
Title:	Managing Director, Head of Equity Syndicate